EXHIBIT 99.6

Central Gold–Trust

Management’s Discussion and Analysis

March 31, 2006

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold–Trust (“Gold–Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold–Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold–Trust is not in itself an operating entity nor does it have any employees, office facilities or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Net assets increased by $8,360,272 or 12.9% during the three months ended March 31, 2006 to a total of $73,020,019. The increase in net assets was due to the increased price of gold at March 31, 2006.

Summary of Quarterly Financial Information

	Quarter Ended
	Mar. 31/06	Dec. 31/05	Sept. 30/05	June 30/05

Income inclusive of unrealized
appreciation of investments	$8,494,532	4,869,040	4,501,625	1,178,432

Net income inclusive of unrealized
appreciation of investments	$8,360,272	4,798,862	4,410,656	1,078,696

Net income per Unit inclusive of
unrealized appreciation of
investments	$ 2.55	1.46	1.35	0.33

	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04

Income (loss) inclusive of unrealized	$(1,285,846)	1,880,784	1,793,329	(2,455,261)
appreciation (depreciation) of
investments

Net income (loss) inclusive of
unrealized appreciation
(depreciation) of investments	$(1,386,928)	1,870,543	1,721,910	(2,548,015)

Net income (loss) per Unit inclusive
of unrealized appreciation
(depreciation) of investments	$ (0.42)	0.78	0.75	(1.11)

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on March 31, 2006 of $1.1671 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $2.26 per unit or Cdn $2.64 per unit.

When expressed in U.S. dollar terms, Gold–Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold–Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold–Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. As previously mentioned, over 98% of Gold–Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income

Gold–Trust’s earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold bullion. Generally, Gold–Trust only seeks to maintain adequate cash reserves to enable it to pay expenses of maintaining the Trust. Because gold bullion does not generate revenue, Gold–Trust’s actual revenues are a miniscule percentage of its net assets. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, (“AcG-18”) requires Gold–Trust to record unrealized appreciation (depreciation) of investments in income.

The net income for the quarter ended March 31, 2006 amounted to $8,360,272 ($2.55 per unit) compared to a net loss of $1,386,928 ($0.42 per unit) for the same period in 2005, after deducting operating costs of $134,260 (2005: $101,082). Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets remained unchanged at 0.19% for the three months ended March 31, 2006 when compared to the same period in 2005. For the twelve months ended March 31, 2006, the operating expense rate was 0.65% compared to 0.62% for the same period in 2005.

Liquidity and Capital Resources

Gold–Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. For the three months ended March 31, 2006, Gold–Trust’s cash reserves including cash equivalents decreased by $114,800. The ability of Gold–Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Gold–Trust in the future not have sufficient cash to meet its needs, minor portions of Gold–Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold–Trust realizing capital losses or gains.

Related party information

Please refer to Note 5 on page 6 of this interim report.

Additional Information

Gold–Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of Gold–Trust’s expenses are paid, and Gold–Trust’s units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond Gold–Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold–Trust’s operations or on the trading value of Gold–Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold–Trust’s financial statements which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

This Report dated April 28, 2006, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.Gold–trust.com.